Exhibit 99.(a)(1)(I)

[LOGO]

Disclaimer • The following is a brief summary of the terms of the offer to exchange outstanding options to purchase common stock (the “Offer”). All statements made within this presentation material and through discussion is in no way a comprehensive representation of the terms of the Offer. We urge you to read carefully the Offer documents in their entirety for definitive rules and specifics regarding the Offer before making a decision to participate. • You should consult your tax advisor regarding your specific questions with regards to the material U.S. federal income tax consequences of the Offer.

The Offer • Eligible participants may exchange certain existing out-of-the-money options for new options. • The offering period commences at 5:01pm (PT) on Dec. 8, 2008 and closes at 5:00pm (PT) on Jan. 7, 2009. • Eligible participants may elect to participate at any time during the Offer period.

Who is eligible to participate? • Current employees and scientific advisory board members who own eligible option grants. • Employees on a protected Leave of Absence. • Participation is VOLUNTARY.

Terms of the Offer • You may exchange outstanding option awards with an exercise price equal to or greater than $1.50 for a new option award. • The old option award will be cancelled. • The exchange ratio of shares subject to the old option award and new option award is 1-to-1. • The new option award will have a new vesting schedule, a new exercise price and a new term.

The New Option • The new option will have an exercise price equal to the greater of: –$1.00 per share or –The FMV on the date of grant of the new option. • The new option will vest as follows: –25% on the 6th month anniversary of the grant date –The remaining 75% over 3 years in equal monthly installments from the grant date. • New options will be granted immediately following the expiration period of the Offer. • The new option will have a 10 year term.

Other Considerations: • The ISO and Non-Qualified stock option status may change under the new award. • The ISO stock option status may change on existing awards even if you do not participate. • Only option awards that are unexercised and outstanding (meeting the price and service criteria) are eligible to be exchanged.

Process/Logistics • Please read all Offer documentation before making a decision. • Submit a completed election form to stock admin via email only – kathiel@mbasis.com by 5:00 pm (PT) on Jan. 7, 2009. • Late submissions will NOT be accepted.

Process/Logistics, cont. • You may withdraw your election at any time during the Offer period. • Please submit any completed withdrawal forms to stock admin via email only – kathiel@mbasis.com by 5:00pm (PT) on Jan. 7, 2009. • Failure to submit an election form by the expiration period of the Offer constitutes a decline to participate.

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